UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Registration numbers 33-9495, 33-56218, 33-59125 and 333-55790

A. Full title of the plan:

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gillette Company
Prudential Tower Building
Boston, MA 02199

Financial Statements of The Gillette Company
Employees' Savings Plan

The following audited financial statements with independent auditors' report thereon are enclosed with this report:

  Statement of Assets Available for Plan Benefits as of December 31, 2002 and December 31, 2001.
  Statement of Changes in Net Assets Available for Plan Benefits for each of the three years ended December 31, 2002.

Exhibits

23 Independent Auditors´ Consent

99 Certification pursuant to 18 U.S.C. Section 1350 by the Chairman of the Administrative Committee of The Gillette Company Employees' Savings Plan, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of The Gillette Company Employees´ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                The Gillette Company

                Employees' Savings Plan

                By: /s/ CHARLES W. CRAMB
                Charles W. Cramb, Jr.

June 27, 2003

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors´ Report Thereon)

Table of Contents

                                                                                                                   Page

Independent Auditors´ Report                                                                                          1

Statements of Net Assets Available for Plan Benefits                                                                  2

Statements of Changes in Net Assets Available for Plan Benefits                                                       3

Notes to Financial Statements                                                                                    4 - 12

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended (ERISA), have not been included due to their inclusion in master trust information filed with the Department of Labor for The Gillette Company Master Savings Plan Trust.

Independent Auditors´ Report

The Savings Plan Committee
The Gillette Company Employees´ Savings Plan:

We have audited the statements of net assets available for plan benefits of The Gillette Company Employees´ Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Employees´ Savings Plan at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Boston, Massachusetts
June 10, 2003

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

                                                                                          2002                  2001
                                                                                   -------------------   -------------------
Assets:
     Investment in the Savings Plan Trust                                       $     1,598,785,801         1,837,260,808
                                                                                   -------------------   -------------------
                 Net assets available for plan benefits                         $     1,598,785,801         1,837,260,808
                                                                                   ===================   ===================
See accompanying notes to financial statements.

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

                                                                                          2002                  2001
                                                                                   -------------------   -------------------
Additions to net assets attributed to:
     Net investment loss from the Savings Plan Trust                            $      (138,767,735)          (112,465,599)
     Contributions:
        Employee contributions                                                           53,444,988            56,992,217
        Employer contributions                                                           27,918,233            25,857,307
                                                                                   -------------------   -------------------
                 Total additions                                                        (57,404,514)           (29,616,075)
                                                                                   -------------------   -------------------
Deductions from net assets attributed to:
     Benefit payments                                                                  (180,808,564)         (178,201,314)
     Forfeitures                                                                           (261,929)             (287,901)
                                                                                   -------------------   -------------------
                 Total deductions                                                      (181,070,493)         (178,489,215)
                                                                                   -------------------   -------------------
                 Net decrease prior to transfers                                       (238,475,007)         (208,105,290)

Transfer from The Gillette Company Savings Plan for Janesville
     Business-to-Business Collectively Bargained Employees                                   —                  7,662,182
Other transfers                                                                              —                      2,771
                                                                                   -------------------   -------------------
                 Net decrease                                                          (238,475,007)         (200,440,337)
                                                                                   -------------------   -------------------
Net assets available for plan benefits:
     Beginning of year                                                                1,837,260,808         2,037,701,145
                                                                                   -------------------   -------------------
     End of year                                                                $     1,598,785,801         1,837,260,808
                                                                                   ===================   ===================
See accompanying notes to financial statements.

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

     The Gillette Company Employees´ Savings Plan (the Plan) is sponsored by The Gillette Company (the Company). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan´s provisions.

  General

  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Regular employees of the Company and its participating subsidiaries are eligible to join the Plan on their date of hire.

  Participant Contributions

  Eligible employees may voluntarily contribute from 2% to 10% of their compensation as matched savings and from 1% to 5% of their compensation as unmatched savings. All contributions must be in 1% increments. All matched savings contributed by an employee are divided equally between tax deferred and taxed savings. Unmatched savings may be designated by an employee to be either tax deferred or taxed, but not both. Tax deferred contributions made by an employee in any plan year may not exceed the annual limit set by law, which was $11,000 and $10,500 for 2002 and 2001, respectively.

  Employer Contributions

  Prior to July 1, 2001, the Company contributed $0.50 for every $1.00 of each participant´s matched savings. Effective July 1, 2001, the Company contributes $1.00 for every $1.00 of each participant´s matched savings for the first 5% of each participant´s compensation and $0.20 for every $1.00 of the next 5% of each participant´s compensation.

  Vesting

  Participants are immediately vested in their own employee contributions plus the actual earnings thereon. Matching contributions from the Company vest after the participant has completed the earliest of three years of service, two years from date of entry into the Plan, or the attainment of age 65. Participants are also 100% vested in the Company contributions credited to their accounts upon death, retirement, total and permanent disability, or Company-initiated termination (other than for cause as determined by the Company).

  Participants´ Accounts

  A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested, in accordance with the directions given by the participant, in one or more of the Plan´s investment fund offerings (Funds). A participant may direct employee contributions in any of the following Funds:

  Gillette Company Stock Fund

  Invests primarily in shares of The Gillette Company common stock.

  Fixed Income Fund

  Seeks to preserve principal as well as generate interest income through investment in high quality short and intermediate term investment contracts as well as other instruments issued by insurance companies and banks.

  Fidelity Retirement Government Money Market Portfolio

  Seeks to keep invested principal stable while generating current interest or income by investing in high quality money market instruments issued or guaranteed by the U.S. Government or its agencies.

  Fidelity Magellan Fund

  Seeks long-term capital appreciation by investing primarily in common stocks and other securities of all types of domestic and international companies in all industries.

  Fidelity Spartan U.S. Equity Index Fund

  Seeks to provide investment results that correspond to a recognized index of stock market performance and invests primarily in the common stocks of the companies that make up the designated stock index.

  Fidelity Growth Company Fund

  Seeks long-term capital appreciation by investing primarily in securities of domestic and foreign growth-oriented companies.

  Fidelity Emerging Markets Fund

  Seeks capital appreciation from emerging markets around the world.

  Fidelity Diversified International Fund

  Seeks capital growth by investing primarily in equity securities of companies located outside the U.S. Seeks stocks that are undervalued compared to industry norms in their countries.

  Fidelity Growth & Income Portfolio Fund

  Seeks high total return through a combination of current income and capital appreciation. Invests primarily in U.S. and foreign stocks.

  Fidelity U.S. Bond Index Fund

  Invests in investment grade (medium to high quality) or above securities with maturities of at least one year.

  PIMCO Mid Cap Fund

  Seeks to increase the value of investments over the long-term through capital growth.

  Washington Mutual Investors Fund

  Seeks to produce current income and to provide an opportunity for growth.

  John Hancock Small Cap Growth Fund — Class A

  Seeks long-term capital appreciation by investing primarily in stocks of small capitalization companies.

  Vanguard Balanced Index Fund

  Seeks growth and income by investing in equities and bonds.

  INVESCO Total Return Fund

  Effective January 1, 2001, the INVESCO Total Return Fund was closed to new investments and all remaining balances on March 30, 2001 were transferred to the Vanguard Balanced Index Fund.

  Each of the Funds may also hold a portion of its assets in short-term investments in order to meet liquidity needs for transfers, loans, and withdrawals.

  Participant Loans

  The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant´s vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. Repayment of the loan must be made over a period not to exceed five years.

  Plan Earnings

  As of the close of each business day, the Plan trustee is responsible for determining the fair market value of each of the investment options, which would include all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

  With respect to the Gillette Company Stock Fund, the trustee is responsible for determining the participants´ accounts entitled to receive each quarterly dividend and the number of shares to be credited to each account, as of the quarterly ex-dividend date. Any interest or other income earned by the Fund, other than dividends, is allocated quarterly to participant accounts on a proportionate basis.

  Benefit Payments

  Upon termination of employment, the participant or surviving spouse or beneficiary, will receive a lump sum distribution of the participant´s vested account balance, or if the account balance exceeds $5,000 at such time, they may elect to defer payment or receive periodic installments. If the termination of employment is due to retirement, total and permanent disability or death, a participant (or surviving spouse) may also elect to have the proceeds of the distribution used to purchase an annuity contract for their benefit.

  Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan document.

  Forfeitures

  Forfeitures by Plan participants are used to reduce Company contributions.

(2) Summary of Significant Accounting Policies

  Basis of Accounting

  The accompanying financial statements are prepared on the accrual basis of accounting.

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for plan benefits. Actual results could differ from those estimates.

  Investments

  Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust (Savings Plan Trust) based upon the proportionate interest of the Plan in the Savings Plan Trust. See note 5 for a detailed description of the Trust.

  Investments of the trust are stated at fair value except for guaranteed and synthetic investment contracts which are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the year ended December 31, 2002 and 2001 is 5.52% and 6.04%, respectively, and the crediting interest rate as of December 31, 2002 and 2001 is 5.35% and 5.56%, respectively, for these investment contracts. Fair value for shares of Company stock held in the trust is defined as the closing price of the stock as reported by the New York Stock Exchange. The fair value for all other investments is determined daily by the trustee on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant loans receivable are valued at cost, which approximates fair value.

  Fund transactions received prior to 4:00 pm Eastern time by Fidelity Management Trust Company are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day. Transfers to or from The Gillette Company Stock Fund are valued at the actual purchase or sale price reflecting commissions and transaction fees. Contributions and loan payments into The Gillette Company Stock Fund are invested based upon the weighted average purchase price (including commissions and transaction fees) of the shares of Company stock acquired. Withdrawals from The Gillette Company Stock Fund are valued based upon the weighted average sale price (including commissions and transaction fees) of the shares sold. Transfers from The Gillette Company Stock Fund are invested in the receiving investment Fund(s) following the settlement period. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

  Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

  Payment of Benefits

  Benefits are recorded when paid.

(3) Funding Policy

The Company´s funding policy is to make contributions to the Plan in accordance with the manner described in note 1.

(4) Plan Termination

The Company expects the Plan to continue indefinitely, but reserves the right to amend or terminate the Plan at its discretion. If the Plan is terminated or if contributions are completely discontinued, each participant´s interest in that portion of their account balance attributable to Company contributions shall become fully vested. Upon termination of the Plan, the Trust may continue in existence at the direction of the board of directors of the Company, subject to the provisions of the Plan and the Trust agreement, or the Trust may be terminated and the assets distributed to participants.

(5) Investments

Investments of The Gillette Company Master Savings Plan Trust are held in trust by Fidelity Management Trust Company. Prior to July 25, 2001, the plans participating in the Savings Plan Trust were The Gillette Company Employees´ Savings Plan and The Gillette Company Savings Plan for Janesville Business-to-Business Collectively Bargained Employees. Effective July 25, 2001, The Gillette Company Savings Plan for Janesville Business-to-Business Collectively Bargained Employees was merged into the Plan. The Trust income is allocated ratably between the plans in accordance with the assets of each plan invested in the Trust. The net assets of the Savings Plan Trust at December 31, 2002 and 2001 are as follows:

                                                                                       2002                  2001
                                                                                -------------------    ------------------
Investments, at fair value:
    Marketable securities:
      The Gillette Company Common Stock                                      $       745,656,670    $       864,373,525
    Registered investment companies:
      Fidelity Short-Term Investment Fund                                              5,412,969             13,348,601
      Fidelity Retirement Government Money Market Portfolio                           45,835,083             49,498,321
      Fidelity Magellan Fund                                                          80,912,462            117,636,257
      Fidelity Spartan U.S. Equity Index Portfolio                                    98,210,103            146,464,701
      Fidelity Growth Company Fund                                                    60,578,581             99,785,955
      Fidelity Emerging Markets Fund                                                   3,819,469              3,156,073
      Fidelity Diversified International Fund                                         19,164,253             21,294,959
      Fidelity Growth & Income Fund                                                   25,399,373             35,714,117
      Fidelity U.S. Bond Index Fund                                                   31,183,390             21,167,660
      PIMCO Mid Cap Fund                                                               6,145,681              4,634,301
      Washington Mutual Investors Fund                                                10,821,140              7,994,309
      John Hancock Small Cap Growth Fund — Class A                                     3,205,818              3,679,354
      Vanguard Balanced Index Fund                                                    32,897,709             40,452,520
    Investment contracts, at contract value                                          402,628,447            379,032,868
    Participant loans, at cost                                                        26,914,653             29,027,287
                                                                                -------------------    ------------------
              Total investments                                              $     1,598,785,801          1,837,260,808
                                                                                ===================    ==================
Assets allocated to The Gillette Company Employees' Savings Plan             $     1,598,785,801          1,837,260,808
                                                                                ===================    ==================

The aggregate fair value of investment contracts was $430,370,600 and $388,989,481 at December 31, 2002 and 2001, respectively.

The statements of changes in net assets of the Savings Plan Trust for the years ended December 31, 2002 and 2001 are as follows:

                                                                                          2002                  2001
                                                                                   -------------------   -------------------
       Employee contributions                                                   $         53,444,988           56,992,217
       Employer contributions                                                             27,918,233           25,857,307
       Investment income (loss):
           Net appreciation (depreciation) on fair value of investments:
             The Gillette Company Common Stock                                           (73,917,325)         (75,761,781)
             Fidelity Magellan Fund                                                      (27,935,165)         (17,765,592)
             Fidelity Spartan U.S. Equity Index Fund                                     (32,526,804)         (23,530,780)
             Fidelity Growth Company Fund                                                (32,663,519)         (37,243,375)
             Fidelity Emerging Markets Fund                                                 (547,324)            (110,365)
             Fidelity Diversified International Fund                                      (2,299,591)          (3,412,829)
             Fidelity Growth & Income Portfolio Fund                                      (6,316,274)          (4,460,305)
             INVESCO Total Return Fund                                                           —              (1,489,981)
             Fidelity U.S. Bond Index Fund                                                 1,019,317              303,937
             PIMCO Mid Cap Fund                                                           (1,419,287)            (903,017)
             Washington Mutual Investors Fund                                             (2,309,704)            (251,058)
             John Hancock Small Cap Growth Fund — Class A                                 (1,344,070)            (118,881)
             Vanguard Balanced Index Fund                                                 (5,028,786)              59,903
           Dividends                                                                      22,966,351           26,051,929
           Interest                                                                       23,554,446           25,222,489
                                                                                   -------------------   -------------------
                     Net investment loss                                                (138,767,735)        (113,409,706)

       Transfer of assets from Duracell Inc. Thrift Plan                                       —                2,771
                                                                                   -------------------   -------------------
                     Total additions                                                     (57,404,514)         (30,557,411)
                                                                                   -------------------   -------------------
       Benefit payments                                                                 (180,808,564)        (179,371,504)
       Forfeitures                                                                          (261,929)            (288,634)
                                                                                   -------------------   -------------------
                     Total deductions                                                   (181,070,493)        (179,660,138)
                                                                                   -------------------   -------------------
                     Net decrease in assets                                             (238,475,007)        (210,217,549)

       Net assets:
           Beginning of year                                                           1,837,260,808        2,047,478,357
                                                                                   -------------------   -------------------
           End of year                                                          $      1,598,785,801        1,837,260,808
                                                                                   ===================   ===================

(6) Administrative Expenses

The Company bears all trustee and administrative costs of maintaining the Plan and investment expenses associated with the Fixed Income Fund and The Gillette Company Stock Fund (see note 11). Investment expenses associated with all other funds offered as investment options under the Plan are deducted from the assets of each of those funds.

(7) Income Taxes

A favorable tax determination letter was received from the Internal Revenue Service on March 13, 2002 stating that the existing Plan and its underlying trust qualified under section 401(a) of the Internal Revenue Code of 1986 (the Code) as a profit sharing plan, and is exempt from Federal income taxes. Further, the features of the Plan relating to tax deferred savings qualified under section 401(k) of the Code.

(8) Plan Merger

The Gillette Company Savings Plan for Janesville Business-to-Business Collectively Bargained Employees was merged into the Plan effective July 25, 2001. Accordingly, on July 25, 2001, the net assets of The Gillette Company Savings Plan for Janesville Business-to-Business Collectively Bargained Employees in the amount of $7,662,182 were transferred to the Plan. The accompanying statement of changes in net assets available for plan benefits for the year ended December 31, 2001 includes changes in net assets from July 26, 2001 through December 31, 2001, for the assets transferred to the Plan on July 25, 2001.

(9) Party-in-Interest Transactions

Fidelity Investments, a wholly owned subsidiary of FMR Corporation, manages several of the Plan´s investment options as detailed in note 1(e). Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, both wholly owned subsidiaries of FMR Corporation, are the Plan´s trustee and recordkeeper, respectively. Therefore, transactions between Fidelity Investments and both the trustee and the recordkeeper qualify as party-in-interest transactions.

(10) Plan Amendment

Effective April 1, 2002, the Company amended the plan to remove the limitation that restricted the ability of participants under age 50 to transfer the Company matching contribution portion of the participants´ accounts from the Gillette Common Stock Fund to other funds.

(11) Subsequent Event

Effective April 1, 2003, the trustee and recordkeeping functions of The Gillette Company Employee Stock Ownership Plan (the ESOP) were transferred from the present trustee, State Street Corporation, to its new trustee, Fidelity Management Trust Company. Shares of Gillette common stock allocated to the ESOP accounts of participants not eligible for Company subsidized retiree medical benefits, valued at $42,129,642, were transferred to a special account under this Plan. Also, two funds were closed, Fidelity Spartan U.S. Equity Index Fund and Washington Mutual Investors Fund. The participant balances in these funds were transferred to the U.S. Equity Index Commingled Pool and the Washington Mutual Investors Fund Class R-5, respectively. A new fund, Vanguard Total Stock Market Index Fund - Admiral Class, was added.

Effective May 1, 2003, Fixed Income Fund (the Fund) investment expenses will be charged to the Fund.